SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*


                    American Industrial Properties REIT
                        (Name of Issuer)

                        Shares of Beneficial Ownership
                 (Title of Class of Securities)

                          026791103000
                         (CUSIP Number)

          Rosenman & Colin
          Natalie I. Koether, Esq.
          56 Pennbrook Road, Far Hills, New Jersey 07931 (908) 766-4101
             (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                          June 30, 1994
              (Date of Event which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUSIP No.  0267911030000
                                                    Page  2  of  6

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        American Holdings, Inc.     95-3419191
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a)

                                                                   (b)  X
3 SEC USE ONLY

4 SOURCE OF FUNDS*

         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)                                                          [ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
                       7  SOLE VOTING POWER

                             850,000

                       8  SHARED VOTING POWER


                       9  SOLE DISPOSITIVE POWER

                              850,000

                       10 SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  850,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  9.366%
14 TYPE OF REPORTING PERSON*

                                  CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, on behalf of American Holdings, Inc. ("AmHold") with regard to the Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT (the "Trust" or "American Industrial"), a Texas real estate investment trust. The capitalized terms used herein, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.

Item 3.  Source and Amount of Funds or other Consideration.

     Since the date of the last filing, AmHold has acquired an additional 93,500 Shares at an aggregate purchase price of $183,137.50, including any brokerage commissions. AmHold utilized working capital for the purchase of these Shares.

Item 4.  Purpose of Transaction.

     (a) As of the close of business on June 30, 1994, AmHold beneficially owned 850,000 Shares representing 9.366% of the 9,075,000 Shares reported as outstanding in the Trust's Form 10-Q for the three months ended March 31, 1994.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment is incorporated herein by reference.

     (c) Exhibit C hereto sets forth the date and purchase price of all transactions in Shares effected by AmHold in the sixty days preceding the date of this Amendment and not previously reported. Unless otherwise indicated, all Shares were purchased on the New York and Midwest Stock Exchanges.

<PAGE.>                                                       Page 4 of 6

Item 7.  Material to be filed as Exhibits.

     Exhibit C      Transactions in Shares effected in the past 60
                    days and not previously reported.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 1, 1994

                                   AMERICAN HOLDINGS, INC.



                                   By:     /s/ John W. Galuchie, Jr.
                                        John W. Galuchie, Jr.
                                        Executive Vice President

                            EXHIBIT C




                                 Number of       Price
                 Date        Shares Purchased  Per Share*

AmHold         04/28/94               800         1.75
               04/28/94             4,100         1.75
               04/29/94               400         1.75
               05/11/94               800         1.75
               05/13/94               600         1.75
               05/17/94             1,800         1.75
               05/26/94             2,500         1.875
               05/27/94               900         1.875
               06/01/94            11,600         2.00
               06/01/94            20,000         2.00
               06/08/94             2,100         2.00
               06/09/94             1,200         2.00
               06/10/94             8,700         2.00
               06/13/94             2,400         2.00
               06/16/94             2,100         2.00
               06/17/94             1,000         2.00
               06/17/94             8,500         2.00
               06/21/94               200         1.875
               06/21/94             5,300         1.875
               06/22/94            11,700         1.875
               06/22/94             1,800         1.875
               06/30/94             5,000         1.75




*Exclusive of brokerage commissions.